The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

CONTINUING CONNECTED TRANSACTIONS (FINANCIAL SERVICES AGREEMENT)

The Company announces that, on 15 November 2007 (after trading hours), in view of the expiration of the financial services agreement dated 12 November 2004, the Company and the Finance Company have negotiated and entered into the Financial Services Agreement to renew and extend the term of the provision of the financial services contemplated under the Financial Services Agreement for a period of three years from 1 January 2008 to 31 December 2010, subject to the terms and conditions provided therein.

As the Finance Company is a connected person of the Company under the Listing Rules, the Financial Services Agreement and the transactions contemplated thereunder constitute continuing connected transactions of the Company under the Listing Rules. As each of the relevant percentage ratios (except for the profits ratio which is not applicable) for the Provision of Deposits Services is higher than 2.5% but less than 25% on an annual basis and have annual considerations of higher than HK$10,000,000, the Provision of Deposits Services constitutes a non-exempt continuing connected transaction under Rule 14A.35 of the Listing Rules and requires the Company to comply with the reporting, announcement and the independent shareholders' approval requirements under Rule 14A.48 of the Listing Rules.

The Provisions of Loan Services provided by the Finance Company to the Group will amount to financial assistance by a connected person for the benefit of the Group, which are on normal commercial terms similar or even more favourable than those offered from independent third parties for comparable services in the PRC and which is exempt under Rule 14A.65(4) of the Listing Rules from all reporting, announcement and independent shareholders' approval requirements since no security over the assets of the Group granted in respect of the loan.

In respect of the other financial services to be provided by the Finance Company to the Group, the Company expects that the total fees payable by the Group to the Finance Company will not exceed RMB5 million for each of the three years ending 31 December 2010, which fall within the de minims threshold set out in Rule 14A.33 of the Listing Rules, therefore the provision of the other financial services by the Finance Company to the Group is exempt from the reporting, announcement and independent shareholders' approval requirements of the Listing Rules. The Company will comply with the reporting, announcement and independent shareholders' approval requirements of the Listing Rules if the transaction amount of the other financial services under the Financial Services Agreement would exceed the relevant threshold.

CSAHC and its associates are required to abstain from voting in respect of the proposed resolution to approve the Financial Services Agreement which will be conducted by poll.

The Company will send a circular containing, among other things, a letter of advice from the independent financial adviser to both the Independent Board Committee and the Independent Shareholders and a letter of recommendation from the Independent Board Committee to the Independent Shareholders and the details of the general meeting to be held to approve the Provisions of Deposit Services, within 21 days after the publication of this announcement in accordance with the Listing Rules.

The Financial Services Agreement is also required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange.

The Directors collectively and individually warrant that the information set out in this announcement does not contain any misrepresentation, misleading statement or material omission and jointly and severally accept full responsibility as to the truthfulness, accuracy and completeness of the content herein.

The Board hereby announces that pursuant to article 177 of the articles of association of the Company, the Board considered, approved and ratified by way of written resolution the following resolutions on 15 November 2007 (after trading hours):

(a) the execution of the Financial Services Agreement by the Company, pursuant to which the Finance Company agreed to provide the Group with deposit services, loan services and other financial services; and

(b) the convening of general meeting of the shareholders to approve the Financial Services Agreement.

Among the 12 Directors, four Directors, Mr. Liu Shao Yong (the general manager of CSAHC), Mr. Li Wen Xin (the party secretary and vice president of CSAHC), Mr. Wang Quan Hua (vice president of CSAHC), Mr. Zhao Liu An (vice president of CSAHC), who were duly appointed to the Board by CSAHC, were required to abstain from voting in respect of the Financial Services Agreements. All remaining eight Directors who were entitled to vote, unanimously approved the above resolutions. The format and procedure for passing the resolution was in compliance with the Company Law of the PRC and the Company's articles of association.

On 15 November 2007 (after trading hours), the Company entered into the Financial Services Agreement, pursuant to which the Finance Company agreed to provide the Group with deposit services, loan services and other financial services in accordance with the terms and conditions thereof.

Reference is also made to the Announcement dated 12 November 2004 in relation to, among others, the previous continuing connected transactions between the Parties.

FINANCIAL SERVICES AGREEMENT

Date

15 November 2007 (after trading hours)

Parties

(a) The Company, its principal business activity of the Company is that of civil aviation.

(b) The Finance Company, a non-wholly owned subsidiary of CSAHC which is owned as to approximately 66.02% by CSAHC and its wholly owned subsidiary and 33.98% by the Company together with its five subsidiaries. The principal business activity of the Finance Company is that of providing financial services, which it is authorised to carry out under the applicable rules and regulations of the PRC.

Financial services

The Finance Company agrees to continue to provide to the Group the following financial services:

(1) Accept deposit of money from the Group at interest rates not lower than those set by the PBOC for the same term of deposit. The Finance Company will in turn deposit the whole of such sums of money with certain banks including Bank of Agriculture, Bank of Communications, China Construction Bank, Industrial and Commercial Bank of China, China Merchants Bank Co. Ltd., Bank of China Limited and Standard Chartered Bank (China).

(2) Make loans to the Group and the entering into of separate loan agreements, which will set out the terms and conditions of the loans, upon application by the Company during the term of the Financial Services Agreement. The Company will comply with the Listing Rules when entering into such separate written agreements. The Finance Company shall not charge interest rates higher than those set by the PBOC for similar loans. The total amount of outstanding loans extended by the Finance Company to the group of CSAHC (excluding the Group) must not exceed the sum of the Finance Company's shareholders' equity, capital reserves and money deposit received from other parties (except the Group).

(3) Other financial services including financial and financing consultation, credit certification and other relevant advice and agency services, provision of security, entrusted loans and entrusted investment services, bill acceptance and discount services, intra-group transfer and settlement services and planning of settlement scheme, finance leasing and the entering into of separate agreements, which will set out the terms and conditions of such services, upon request by the Company during the term of the Financial Services Agreement. The Company will comply with the reporting, announcement and independent shareholders' approval requirements of the Listing Rules if the transaction amount of other financial services under the Financial Services Agreement would exceed the relevant threshold when entering into such separate written agreements.

Term of the Financial Services Agreement

The Financial Services Agreement is for a fixed term of 3 years, commencing from 1 January 2008 to 31 December 2010, and is renewable, subject to the compliance with the applicable requirements under the Listing Rules, by an application in writing by the Company not less than 30 days before the end of the fixed term.

Major terms

The major terms of the Financial Services Agreement are set put below:

- the Company is not subject to any extra charges for depositing money with the Finance Company. For the other financial services provided by the Finance Company under the Financial Services Agreement, the Company is liable to pay the Finance Company the standard charging rates set by the PBOC. The PRC commercial banks also charge similar charging rates set by the PBOC;

- the interest rate for the Group's deposits with the Finance Company shall not be lower than the benchmark rate allowed by the PBOC for the same type of deposit and, subject to the above, the interest rate payable shall be the same as or higher than the rate payable by normal commercial banks in the PRC for comparable deposits (whichever is higher);

- the interest rate for loans provided to the Group by the Finance Company shall not be higher than the benchmark rate allowed by the PBOC for the same type of loan and, subject to the above, the interest rate charged on the loans to the Group shall be equal to or lower than the rate charged by normal commercial banks in the PRC for comparable loans (whichever is lower);

- the fees charged by the Finance Company for the provision of other financial services shall be fixed according to the rate of fees chargeable by the PBOC or the CBRC and, subject to the above principle, the fees chargeable shall be equal to or lower than the rate charged by normal commercial banks in the PRC for the same type of financial services;

- the Company will make payment for such interest, fees and commissions in accordance with the payment terms of the separate agreements for the provision of loans or other financial services as might be entered into between the Parties; and

- during the period from 1 January 2008 to the date of the general meeting to be held to approve the Financial Services Agreement, the Parties agreed that maximum daily balance of deposits (including the corresponding interests thereon) placed by the Group should not exceed RMB500 million, the amount of which will not exceed the 2.5% threshold provided under Rule 14A.34(1) of the Listing Rules.

Proposed annual Cap and rationale

The Company currently expects to increase the amount of deposit of its cash balance to the Finance Company, given (1) the substantial increase in the net cash flow from its operating activities as compared to the same period of previous years and (2) the amount of time deposits and cash and cash equivalents currently held by the Group. Pursuant to the Financial Services Agreement, unless agreed otherwise between the relevant parties and conditional upon the approval by the Independent Shareholders being obtained, the maximum daily balance of deposits (including the corresponding interests thereon) placed by the Group at any time during the life of the Financial Services Agreement shall not exceed the Cap which is set at RMB2.6 billion on any given day.

The Cap in relation to the Provision of Deposit Services is determined principally by reference to:

(i) the substantial increase in the amount of net cash flow from the operating activities of the Group to RMB7.61 billion (unaudited) held by the Group as at 30 September 2007 as compared to the same period of the previous year (2006: RMB3.96 billion (unaudited));

(ii) the cash flow position of the Group. The amount of time deposits and cash and cash equivalents held by the Group as at 30 June 2007 was RMB3.55 billion (unaudited);

(iii) the previous cap of RMB1 billion provided for the Provision of the Deposit Services under the financial services agreement dated 12 November 2004 (details of which are provided in the Announcement);

(iv) the maximum historical daily balance of the deposits of the Group with the Finance Company during the two financial years ended 31 December 2006 (as provided below); and

(v) the persistent strong national economy and a stable increase of the market demand for the aviation transportation market (taking into account the estimated economic effect to be brought by the 2008 Beijing Olympic and the appreciation trend of Renminbi against major currencies such as US dollar). The Group has actively implemented its development strategy to expand its domestic routes and the corresponding aviation services, as reflected from the recent various acquisitions of the aircrafts and flight equipment by the Group. The purchased aircrafts will be delivered and expected to be put into services during the period from 2008 to 2010. It is anticipated that the net cash flow from the operating activities of the Group will be substantially increased following the expansion of its aviation business both in the domestic and international markets and the anticipated demand for the Provision of the Deposit Services within the Group will accordingly be substantially increased for the three years ending 31 December 2010. Such projection is assumed solely for the purpose of determining the Cap and shall not be regarded as any indication directly or indirectly as to the respective revenue, profitability or trading prospects of the Group.

Historical figures

The historical maximum daily balance of the deposits with the Finance Company placed by the Company under the previous financial services agreement, during the two financial years ended 31 December 2006 and for the financial period from 1 January 2007 to 12 November 2007, were as follows:

	For the financial year ended 31 December				For the financial period from 1 January 2007 to 12 November 2007	
	2005		2006			
	RMB	HK$	RMB	HK$	RMB	HK$
	('000,000)	*('000,000)*	*('000,000)*	*('000,000)*	*('000,000)*	*('000,000)*
Maximum daily amount of deposits placed by the Group	953	991	977	1,016	956	994

The loans provided by the Finance Company to the Group in the past were unsecured. In future, if the Company provides any guarantee and/or security in respect of any future loans to be provided by the Finance Company to members of the Group, it will comply with the then applicable requirements under the Listing Rules.

Reasons and benefits of the Financial Services Agreement

The Finance Company is a non-bank finance company established under the direction of the PBOC with the main business scope of providing various financial services, including deposit and loan facilities, credit facilities, guarantee, remittance of money and credit references, to CSAHC and its subsidiaries.

The main reasons for the election by the Company to use the Finance Company for the provision of the relevant financial services are as follows:

- the pricing policy of the Finance Company and commercial banks in China are subject to guidelines set by the PBOC. Therefore, the fees charged by the Finance Company for its services to the Company is comparable to those charged by PRC commercial banks for similar services;

- the Finance Company is regulated by the PBOC and the CBRC and provides its services in accordance with and in satisfaction of the rules and operational requirements of these regulatory authorities. In addition, the capital risks are reduced through the introduction of risk control measures;

- the Group usually receives interest on its money deposited with the Finance Company at rates which are more favourable than the benchmark interest rates set by the PBOC, usually in the range between the benchmark interest rates set by the PBOC and the inter-bank offer rates of interest. This arrangement allows the Group to achieve a more efficient use of its current capital, since the Group can enjoy better interest rates on depositing its current capital with the Finance Company than the benchmark rates of interest set by the PBOC that the PRC commercial banks can offer to the Group;

- subject to the entering into of further separate agreements, the Company can borrow from the Finance Company at interest rates not higher than those set by the PBOC for similar loans. In addition, the Company is not precluded under the Financial Services Agreement to borrow money from other PRC commercial banks where the terms and conditions are more favourable. The Company can also enjoy the convenience of other financial services at the rates of fees and commissions set by the PBOC, which are comparable to the rates charged by PRC commercial banks for similar services;

- the Group is expected to benefit from the Finance Company's better understanding of operations of the Group which should allow expedient and efficient service provision. For instance, it is expected that loans from the Finance Company may be approved quicker than a commercial bank;

- the Finance Company is a regulated financial institution in the PRC and is entitled to interbank interest rates, which are generally higher than normal commercial interest rates when re-depositing deposits with commercial banks in the PRC. The Company also holds a 18.75% equity interest directly, and an 15.23% equity interest indirectly through its subsidiaries, in the Finance Company. Accordingly, the Company will share the benefit from the Finance Company's profits; and

- pursuant to the relevant regulations of the PBOC and the CBRC, the customers of the Finance Company are limited to entities within the group of CSAHC, thereby reducing the risks that the Finance Company may otherwise be exposed to if its customers included other entities unrelated to the group of CSAHC.

The Board, (excluding the independent non-executive Directors whose view will be expressed in the circular), considers that the terms of the Financial Services Agreement and the Cap in respect of the maximum daily balance of deposit (including the corresponding interests accrued thereon) are fair and reasonable and are entered into on normal commercial terms, or on terms no less favourable than those available to independent third parties under the prevailing local market conditions, in the ordinary and usual course of business of the Company and in the interests of the Group and its shareholders as a whole.

Implications under the Listing Rules

As the Finance Company is a connected person of the Company under the Listing Rules, the Financial Services Agreement and the transactions contemplated thereunder constitute continuing connected transactions of the Company under the Listing Rules.

Although each of the relevant percentage ratios (except for the profits ratio which is not applicable) for the Provision of Deposit Services is higher than 2.5% but less than 25% on an annual basis, its annual considerations will be higher than HK$10,000,000, the Provision of Deposit Services constitutes a non-exempt continuing connected transaction under Rule 14A.35 of the Listing Rules and requires the Company to comply with the reporting and announcement requirement and the independent shareholders' approval requirement under Rule 14A.48 of the Listing Rules.

The Provisions of Loan Services provided by the Finance Company to the Group will amount to financial assistance by a connected person for the benefit of the Group, which are on normal commercial terms similar or even more favourable than those offered from independent third parties for comparable services in the PRC and which is exempt under Rule 14A.65(4) of the Listing Rules from all reporting, announcement and independent shareholders' approval requirements since no security over the assets of the Group granted in respect of the loan.

In respect of the other financial services to be provided by the Finance Company to the Group, the Company expects that the total fees payable by the Group to the Finance Company will not exceed RMB5 million for each of the three years ending 31 December 2010, which fall within the de minimis threshold set out in Rule 14A.33 of the Listing Rules, therefore the provision of the other financial services by the Finance Company to the Group is exempt from the reporting, announcement and independent shareholders' approval requirements of the Listing Rules. The Company will comply with the reporting, announcement and independent shareholders' approval requirements of the Listing Rules if the transaction amount of the other financial services under the Financial Services Agreement would exceed the relevant threshold. The Company had no prior transactions with CSAHC and its ultimate holding company which require aggregation under Rules 14.22 and Rule 14A.25 of the Listing Rules.

An Independent Board Committee has been formed to advise the Independent Shareholders in respect of the Financial Services Agreement. Independent financial advisers, BOCOM International (Asia) Limited (for H shareholders of the Company) and GF Securities Co., Ltd. (for A shareholders of the Company) have been appointed to advise the Independent Board Committee and the Independent Shareholders in respect of the Financial Services Agreement.

CSAHC and its associates are required to abstain from voting in respect of the proposed resolution to approve the Financial Services Agreement which will be conducted by poll.

The Company will comply with the Listing Rules when it enters into further separate agreements with the Finance Company in connection with the Provision of Loan Services and the other financial services.

FURTHER INFORMATION

The Company will send a circular containing, among other things, a letter of advice from the independent financial adviser to both the Independent Board Committee and the Independent Shareholders and a letter of recommendation from the Independent Board Committee to the Independent Shareholders and the details of the general meeting to be held to approve the Provision of Deposit Services and the Cap, within 21 days after the publication of this announcement in accordance with the Listing Rules.

DEFINITIONS

In this announcement, the following expressions have the following meanings, unless the context requires otherwise:

"Announcement"	the announcement issued by the Company on 12 November 2004 in relation to, among others, the continuing connected transactions contemplated under the financial services agreement dated 12 November 2004
"Board"	the board of Directors
"Cap"	the maximum daily balance of deposits placed by the Company (including the corresponding interest accrued thereon) on any given day during the life of the Financial Services Agreement
"CBRC"	China Banking Regulatory Commission
"Company"	China Southern Airlines Company Limited, a joint stock company incorporated in the PRC with limited liability
"CSAHC"	China Southern Air Holding Company, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company
"Directors"	directors of the Company
"Finance Company"	Southern Airlines Group Finance Company Limited, a company incorporated in the PRC with limited liability
"Financial Services Agreement"	the financial services agreement dated 15 November 2007 entered into between the Parties
"Group"	the Company and its existing subsidiaries
"Independent Board Committee"	the independent committee of the Board, the members of which consist of the independent non-executive Directors, formed to advise the Independent Shareholders with respect to the Financial Services Agreement, in particular, the Provision of Deposit Services

"Independent Shareholders"	shareholders of the Company other than CSAHC and its associates
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Parties"	the Company and the Finance Company
"PBOC"	the People's Bank of China, the central bank of the PRC
"PRC" or "China"	the People's Republic of China (other than, for the purpose of this announcement only, Hong Kong, Macau and Taiwan)
"Provision of Deposit Services"	the provision of deposit of money services by the Finance Company to the Company pursuant to the Financial Services Agreement
"Provision of Loan Services"	the provision of loan services by the Finance Company to the Company pursuant to the Financial Services Agreement
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

By order of the Board
China Southern Airlines Company Limited
Su Liang
Company Secretary

Guangzhou, the People's Republic of China
15 November, 2007

As at the date of this announcement, the Directors include Liu Shao Yong, Li Wen Xin, Wang Quan Hua, Zhao Liu An, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lin Guang Yu as independent non-executive Directors.